                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*


                        T/SF COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, $.10 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   872857107
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            HOWARD G. BARNETT, JR.
                             2407 E. SKELLY DRIVE
                             TULSA, OKLAHOMA 74105
                                (918) 747-2600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              - with copies to -

                                ROBERT A. CURRY
                               CONNER & WINTERS
                          A PROFESSIONAL CORPORATION
                            2400 FIRST PLACE TOWER
                               15 E. 5TH STREET
                            TULSA, OKLAHOMA  74103
                                (918) 586-5711

                                 JULY 1, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


 NOTE:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
        Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other
                provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 2

 1  NAME OF REPORTING PERSON


    HOWARD G. BARNETT, JR.
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS

    NOT APPLICABLE

--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                  7   SOLE VOTING POWER
   NUMBER OF
                      292,319
    SHARES        --------------------------------------------------------------

 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           418,649
                  --------------------------------------------------------------
     EACH
                  9   SOLE DISPOSITIVE POWER
  REPORTING
                      279,857
    PERSON        --------------------------------------------------------------

     WITH         10  SHARED DISPOSITIVE POWER

                      418,649

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    710,968

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.8%

--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 3

 1  NAME OF REPORTING PERSON


    ROBERT E. CRAINE, JR.
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS

    NOT APPLICABLE

--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                  7   SOLE VOTING POWER
   NUMBER OF
                      94,654
    SHARES        --------------------------------------------------------------

 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                  --------------------------------------------------------------
     EACH
                  9   SOLE DISPOSITIVE POWER
  REPORTING
                      89,834
    PERSON        --------------------------------------------------------------

     WITH         10  SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    94,853

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.8%

--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 4

 1  NAME OF REPORTING PERSON


    J. GARY MOURTON
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS

    NOT APPLICABLE

--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                  7   SOLE VOTING POWER
   NUMBER OF
                      96,978
    SHARES        --------------------------------------------------------------

 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                  --------------------------------------------------------------
     EACH
                  9   SOLE DISPOSITIVE POWER
  REPORTING
                      91,527
    PERSON        --------------------------------------------------------------

     WITH         10  SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    97,184

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.9%

--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 5

 1  NAME OF REPORTING PERSON


    STUART P. HONEYBONE
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS

    NOT APPLICABLE

--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED KINGDOM

--------------------------------------------------------------------------------

                  7   SOLE VOTING POWER
   NUMBER OF
                      31,346
    SHARES        --------------------------------------------------------------

 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                  --------------------------------------------------------------
     EACH
                  9   SOLE DISPOSITIVE POWER
  REPORTING
                      31,346
    PERSON        --------------------------------------------------------------

     WITH         10  SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    31,569

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.9%

--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 6

 1  NAME OF REPORTING PERSON


    BILLIE T. BARNETT
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS

    NOT APPLICABLE

--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                  7   SOLE VOTING POWER
   NUMBER OF
                      26,602
    SHARES        --------------------------------------------------------------

 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                  --------------------------------------------------------------
     EACH
                  9   SOLE DISPOSITIVE POWER
  REPORTING
                      26,602
    PERSON        --------------------------------------------------------------

     WITH         10  SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    26,602

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.8%

--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 7

 1  NAME OF REPORTING PERSON


    HOWARD G. BARNETT, SR.
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS

    NOT APPLICABLE

--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                  7   SOLE VOTING POWER
   NUMBER OF
                      -0-
    SHARES        --------------------------------------------------------------

 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           52,510
                  --------------------------------------------------------------
     EACH
                  9   SOLE DISPOSITIVE POWER
  REPORTING
                      -0-
    PERSON        --------------------------------------------------------------

     WITH         10  SHARED DISPOSITIVE POWER

                      52,510

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    52,510

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.6%

--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 8

 1  NAME OF REPORTING PERSON

    FLORENCE LLOYD JONES BARNETT
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS

    NOT APPLICABLE

--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                  7   SOLE VOTING POWER
   NUMBER OF
                      192,100
    SHARES        --------------------------------------------------------------

 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           466,139
                  --------------------------------------------------------------
     EACH
                  9   SOLE DISPOSITIVE POWER
  REPORTING
                      192,100
    PERSON        --------------------------------------------------------------

     WITH         10  SHARED DISPOSITIVE POWER

                      466,139

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    658,239

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.9%

--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                       Page 9

 1  NAME OF REPORTING PERSON

    JENKIN LLOYD JONES
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS

    NOT APPLICABLE

--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                  7   SOLE VOTING POWER
   NUMBER OF
                      9,475
    SHARES        --------------------------------------------------------------

 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           22,634
                  --------------------------------------------------------------
     EACH
                  9   SOLE DISPOSITIVE POWER
  REPORTING
                      9,475
    PERSON        --------------------------------------------------------------

     WITH         10  SHARED DISPOSITIVE POWER

                      22,634

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    32,109

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.0%

--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 10

 1  NAME OF REPORTING PERSON


    JENKIN LLOYD JONES JR.
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS

    NOT APPLICABLE

--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                  7   SOLE VOTING POWER
   NUMBER OF
                      -0-
    SHARES        --------------------------------------------------------------

 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           131,963
                  --------------------------------------------------------------
     EACH
                  9   SOLE DISPOSITIVE POWER
  REPORTING
                      -0-
    PERSON        --------------------------------------------------------------

     WITH         10  SHARED DISPOSITIVE POWER

                      131,963

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    131,994

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.0%

--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 11

 1  NAME OF REPORTING PERSON

    DAVID LLOYD JONES
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS

    NOT APPLICABLE

--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                  7   SOLE VOTING POWER
   NUMBER OF
                      61,209
    SHARES        --------------------------------------------------------------

 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                  --------------------------------------------------------------
     EACH
                  9   SOLE DISPOSITIVE POWER
  REPORTING
                      61,209
    PERSON        --------------------------------------------------------------

     WITH         10  SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    61,209

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.7%

--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 12

 1  NAME OF REPORTING PERSON

    ROBERT J. SWAB
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS

    NOT APPLICABLE

--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                  7   SOLE VOTING POWER
   NUMBER OF
                      71,246
    SHARES        --------------------------------------------------------------

 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                  --------------------------------------------------------------
     EACH
                  9   SOLE DISPOSITIVE POWER
  REPORTING
                      71,246
    PERSON        --------------------------------------------------------------

     WITH         10  SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    71,246

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.2%

--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 13

 1  NAME OF REPORTING PERSON

    MARTIN A. VAUGHAN
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS

    NOT APPLICABLE

--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                  7   SOLE VOTING POWER
   NUMBER OF
                      53,024
    SHARES        --------------------------------------------------------------

 BENEFICIALLY     8   SHARED VOTING POWER

   OWNED BY           -0-
                  --------------------------------------------------------------
     EACH
                  9   SOLE DISPOSITIVE POWER
  REPORTING
                      53,024
    PERSON        --------------------------------------------------------------

     WITH         10  SHARED DISPOSITIVE POWER

                      -0-

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    53,024

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.6%

--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 14

                          ITEM 1. SECURITY AND ISSUER
                          ---------------------------

     This Schedule 13D relates to the common stock, par value $.10 per share ("Common Stock"), of T/SF Communications Corporation, a Delaware corporation ("T/SF"). The principal executive offices of T/SF are located at 2407 East Skelly Drive, Tulsa, Oklahoma 74105.


                        ITEM 2. IDENTITY AND BACKGROUND
                        -------------------------------

     This Schedule 13D is filed by the following persons (each, a "Reporting Person"):

                         Howard G. Barnett, Jr.,
                         Robert E. Craine, Jr.,
                         J. Gary Mourton,
                         Stuart P. Honeybone,
                         Billie T. Barnett,
                         Howard G. Barnett, Sr.,
                         Florence Lloyd Jones Barnett,
                         Jenkin Lloyd Jones,
                         Jenkin Lloyd Jones Jr.,
                         David Lloyd Jones,
                         Robert J. Swab, and
                         Martin A. Vaughan.

     Exhibit A hereto, which is incorporated herein by this reference, sets forth, to the extent applicable, the name, citizenship, residence or business address, and present principal occupation or employment of each Reporting Person and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     The Reporting Persons may be deemed to be members of a "group" because the Reporting Persons and/or their affiliates are parties to the Stockholders Agreement (as defined in Item 4 below). In addition, the Reporting Persons may be deemed to be members of a "group" with one or more of the Fir Tree Stockholders (as defined in Item 4 below) because the Fir Tree Stockholders are also parties to the Stockholders Agreement. A Schedule 13D has been filed by Fir Tree Partners with respect to the ownership of Common Stock by certain of the Fir Tree Stockholders and has been amended on account of, among other things, the Stockholders Agreement and the Preferred Stock Purchase Agreement (as defined in Item 4 below). Such Schedule 13D, as heretofore or hereafter amended, is herein referred to as the "Fir Tree Schedule 13D." Reference is made to the Fir Tree Schedule 13D for information regarding the Fir Tree Stockholders. Each Reporting Person, however, hereby disclaims the existence of any "group" with respect to the securities of T/SF as permitted by the instructions of this Schedule 13D.

     To the best knowledge of each Reporting Person, during the last five years, no Reporting Person, or any other person identified on Exhibit A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 15

     This Schedule 13D amends all previous filings, if any, respecting the Common Stock by each Reporting Person under Section 13 of the Securities Exchange Act of 1934.


           ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           ---------------------------------------------------------

     This Schedule 13D is being filed by the Reporting Persons as a result of the matters described in Item 4 below and does not relate to the purchase of any shares of Common Stock. Accordingly, the disclosures required by this Item 3 are not made by the Reporting Persons in this Schedule 13D.


                         ITEM 4. PURPOSE OF TRANSACTION
                         ------------------------------

     On July 1, 1997, T/SF announced its intent to make a cash tender offer for up to 2,050,000 shares of Common Stock (the "Tender Offer"). As announced, the Tender Offer was expected to be commenced within four to eight weeks of such announcement and was expected to be made at a price of $37.00 net per share or a total cost of $75,850,000 if fully subscribed. Immediately prior to the announcement of the Tender Offer, T/SF entered into (i) a Stockholders Agreement with Fir Tree Value Fund, L.P., Fir Tree Institutional Value Fund, L.P., Fir Tree Value Partners LDC, Tensing, L.L.C. and the Reporting Persons and/or their affiliates (the "Stockholders Agreement"), and (ii) a Preferred Stock Purchase Agreement with Tensing, L.L.C., Fir Tree, Inc. and Jeffrey Tannenbaum (the "Preferred Stock Purchase Agreement"). The Stockholders Agreement and the Preferred Stock Purchase Agreement are summarized below and are attached hereto as Exhibits C and D, respectively, and incorporated herein by this reference. The parties to the Stockholders Agreement (other than T/SF, the Reporting Persons and affiliates of the Reporting Persons) and the Preferred Stock Purchase Agreement (other than T/SF) are herein collectively referred to as the "Fir Tree Stockholders."

     Some or all of the Reporting Persons, their affiliates and the Fir Tree Stockholders may tender some or all of their respective shares of Common Stock pursuant to the Tender Offer. It is anticipated that, if the Tender Offer is consummated, almost all of the Common Stock will be held by T/SF management, related persons and the Fir Tree Stockholders. In addition, it is anticipated that, if consummated, the Tender Offer will result in: (i) the delisting of the Common Stock on the American Stock Exchange, (ii) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, (iii) a change in the composition of the present board of directors of T/SF pursuant to the terms of the Stockholders Agreement, and (iv) a change in the capitalization of T/SF pursuant to the Tender Offer itself and pursuant to the Preferred Stock Purchase Agreement.

     The Stockholders Agreement will only become effective in the event (i) the transactions contemplated by the Preferred Stock Purchase Agreement (discussed below) are consummated (which transactions are conditioned upon, among other things, the tender of a certain number of shares of Common Stock pursuant to the Tender Offer) and (ii) at the time of such consummation, the Fir Tree Stockholders and certain members of T/SF management continue to hold a certain number of shares of Common Stock. Once effective, the Stockholders Agreement will, among other things: (i) place certain restrictions on transfers of shares of capital stock of T/SF ("Capital Stock"), (ii) grant each of the parties thereto certain rights of first refusal in connection with certain transfers of shares of Capital Stock, (iii) grant each of the parties thereto (other than T/SF) tag along rights and drag along rights in connection with certain transfers of shares of Capital Stock, and preemptive rights with respect to

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 16

certain issuances of Capital Stock, (iv) permit Howard G. Barnett, Jr. (currently Chairman, President and Chief Executive Officer of T/SF) to designate three members of a five-member board of directors of T/SF, (v) permit the Fir Tree Stockholders to designate the remaining two members of the board of directors of T/SF, (vi) require that certain actions be approved by all members of the board of directors of T/SF, (vii) limit the acquisition of Capital Stock by the Fir Tree Stockholders from T/SF stockholders who are not parties to the Stockholders Agreement to no more than 50,000 shares of Common Stock, and (viii) provide for the payment of certain fees to the Fir Tree Stockholders.

     Once effective, the Stockholders Agreement will also provide that (i) at any time after the fifth anniversary of its effectiveness, the Fir Tree Stockholders may cause T/SF to initiate a process for the orderly sale of T/SF, and (ii) at any time after the first anniversary of the date on which Howard G. Barnett, Jr. ceases to be T/SF's chief executive officer, either the Fir Tree Stockholders or the Reporting Persons and their affiliates may initiate such a process. In any event, if such a sale process is not concluded within one year after its initiation, the Stockholders Agreement will provide that the Fir Tree Stockholders may designate a simple majority of the board of directors of T/SF.

     Pursuant to the Preferred Stock Purchase Agreement and as part of the financing of the Tender Offer, it is contemplated that T/SF will issue 150,000 shares of 9% Convertible Preferred Stock, par value $10.00 per share ("Preferred Stock"), to certain of the Fir Tree Stockholders for a cash payment in the amount of $5,500,000. The sale of such Preferred Stock is conditioned upon, among other things, the receipt of tenders for no less than 1,700,000 shares of Common Stock (exclusive of certain shares held by certain members of T/SF management) pursuant to the Tender Offer and the non-occurrence of a tender or exchange offer for all or a portion of the shares of Common Stock or the acquisition of more than 15% of the shares of Common Stock by any person that is not a party to the Stockholders Agreement. Pursuant to the Preferred Stock Purchase Agreement, the Fir Tree Stockholders have agreed, among other things, not to acquire any additional Capital Stock, not to solicit proxies from any of the current stockholders of T/SF and not to seek to control the management or the board of directors of T/SF until consummation of the Tender Offer or termination of the Preferred Stock Purchase Agreement.

     The parties to the Preferred Stock Purchase Agreement further agreed that they shall each use commercially reasonable efforts to obtain, on or before July 31, 1997, a mutually acceptable term sheet from a mutually acceptable financial institution for the financing of the Tender Offer. If such a term sheet is not obtained by such date, T/SF may prepare a list of parameters for a high yield debt offering to finance the Tender Offer. If such list of parameters has not been prepared on or before August 8, 1997, the Fir Tree Stockholders may terminate the Preferred Stock Purchase Agreement. T/SF may also terminate the Preferred Stock Purchase Agreement if the list of parameters for such high yield debt offering has not been accepted by the Fir Tree Stockholders or T/SF decides not to pursue such high yield debt offering. Also, T/SF may terminate the Preferred Stock Purchase Agreement in the event the parties have not agreed upon the terms and conditions of employment agreements for certain members of T/SF's key management on or before July 31, 1997, and the Fir Tree Stockholders may terminate the Preferred Stock Purchase Agreement if the board of directors of T/SF, despite the Fir Tree Stockholders' objections, approves such terms and conditions on or before such date.

     The foregoing summary of the provisions of the Stockholders Agreement and the Preferred Stock Purchase Agreement do not purport to be complete. Reference is made to the provisions of, and such summary is qualified in its entirety by reference to, the Stockholders Agreement and the Preferred Stock Purchase Agreement, copies of which are attached hereto as Exhibits C and D, respectively.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 17


                 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
                 --------------------------------------------

     The name, number of shares of Common Stock beneficially owned and percentage of all outstanding shares of Common Stock of each Reporting Person is as follows:

                                             Number of   Percentage of
                       Name                  Shares (1)    Class (2)
                       ----                  ----------  -------------
        Howard G. Barnett, Jr.  (3)            710,968           20.8%
        Robert E. Craine, Jr.  (4)              94,853            2.8%
        J. Gary Mourton  (5)                    97,184            2.9%
        Stuart P. Honeybone  (6)                31,569            0.9%
        Billie T. Barnett  (7)                  26,602            0.8%
        Howard G. Barnett, Sr.  (8)             52,510            1.6%
        Florence Lloyd Jones Barnett  (9)      658,239           19.9%
        Jenkin Lloyd Jones  (10)                32,109            1.0%
        Jenkin Lloyd Jones Jr.  (11)           131,994            4.0%
        David Lloyd Jones  (12)                 61,209            1.7%
        Robert J. Swab                          71,246            2.2%
        Martin A. Vaughan  (13)                 53,024            1.6%
          Total of all such persons          1,529,565           43.0%

-----------------
(1) Unless otherwise noted, each person has sole voting and dispositive power over the shares listed opposite his or her name. For the purposes of the table, shares of other members of the possible group have not been attributed to each member. Each person or member listed above may be deemed to share voting power for all of the shares identified above which are subject to the Stockholders Agreement and the shares held by the Fir Tree Stockholders based on the provisions of the Stockholders Agreement regarding the voting of such shares. It is anticipated that some of these shares will be tendered and sold to T/SF pursuant to the Tender Offer and, therefore, will not be subject to the Stockholders Agreement. See the Fir Tree Schedule 13D for information regarding the number of shares held by the Fir Tree Stockholders.

(2) Shares of Common Stock which were not outstanding but which could be acquired by a person upon exercise of any option or other right within the next 60 days are deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by such person. Such shares, however, are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person. As of June 30, 1997, 3,305,946 shares of Common Stock were outstanding.

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 18

(3) Of the 710,968 shares of Common Stock beneficially owned by Mr. Barnett, 175,346 shares are beneficially owned directly for his own account (of which 12,462 shares are restricted until January 1998, except as to voting rights) and 189 shares are held by the T/SF Communications Corporation Savings and Retirement Plan (the "T/SF Retirement Plan") and allocated to Mr. Barnett's account. In addition, Mr. Barnett is the beneficial owner of
     (i) 416,139 shares of Common Stock owned by Florence Lloyd Jones Barnett (Mr. Barnett's mother) and Mr. Barnett, as Co-Trustees of the Revocable Inter Vivos Trust of Florence Lloyd Jones Barnett, and (ii) 2,510 shares of Common Stock owned by Howard G. Barnett (Mr. Barnett's father) and Mr. Barnett, as Co-Trustees of the Revocable Inter Vivos Trust of Howard G. Barnett. The ownership for Mr. Barnett includes 105,000 shares attributable to vested options under T/SF's 1994 Incentive Stock Plan and Incentive Stock Option Plan. Also, Mr. Barnett is the beneficial owner of 11,784 shares of Common Stock (excluding the 189 shares allocated to Mr. Barnett's account) owned by the T/SF Retirement Plan of which Mr. Barnett is the Trustee. Mr. Barnett has sole voting and dispositive power with respect to shares held by the T/SF Retirement Plan. The T/SF Retirement Plan is not a party to the Stockholders Agreement. The stock ownership of Mr. Barnett does not include shares held by his wife, Billie T. Barnett (26,602 shares). Mr. Barnett disclaims beneficial ownership of the shares held by his wife.

(4) Included in Mr. Craine's ownership are 4,820 shares which are restricted until 1998 except as to voting rights, 199 shares held by the T/SF Retirement Plan and allocated to Mr. Craine's account and 58,500 shares attributable to vested options held by Mr. Craine.

(5) Included in Mr. Mourton's ownership are 5,451 shares which are restricted until 1998 except as to voting rights, 206 shares held by the T/SF Retirement Plan and allocated to Mr. Mourton's account and 58,500 shares attributable to vested options held by Mr. Mourton.

(6) Included in Mr. Honeybone's ownership are 223 shares held by the T/SF Retirement Plan and allocated to Mr. Honeybone's account and 31,000 shares attributable to vested options held by Mr. Honeybone.

(7) The stock ownership of Mrs. Barnett does not include shares beneficially owned by her husband, Howard G. Barnett, Jr. (see note (3) above). Mrs. Barnett disclaims beneficial ownership of the shares held by her husband.

(8) Of the 52,510 shares of Common Stock beneficially owned by Mr. Barnett, (i) 2,510 shares are owned by him and Howard G. Barnett, Jr., as Co-Trustees of the Revocable Inter Vivos Trust of Howard G. Barnett, which shares are also included in the beneficial ownership of Howard G. Barnett, Jr. (see note
     (3) above), and (ii) 50,000 shares are held by Mr. Barnett and Florence Lloyd Jones Barnett (his wife) as Trustees of the Florence L.J. and Howard
     G. Barnett Foundation, which shares are also included in the beneficial ownership of Florence Lloyd Jones Barnett (see note (9) below). Such Foundation is not a party to the Stockholders Agreement. Except for the shares held by such Foundation, Mr. Barnett's ownership does not include shares beneficially owned by his wife, Florence Lloyd Jones Barnett (see note (9) below). Mr. Barnett disclaims beneficial ownership of such shares.

(9)  Of the 658,239 shares of Common Stock beneficially owned by Mrs. Barnett,
     (i) 416,139 shares are owned by her and Howard G. Barnett, Jr., as Co-Trustees of the Revocable Inter Vivos Trust of Florence Lloyd Jones Barnett, which shares are also included in the beneficial

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 19

     ownership of Howard G. Barnett, Jr. (see note (3) above), (ii) 192,100 shares are owned by Mrs. Barnett as Trustee of the Florence Lloyd Jones Barnett Charitable Remainder Unitrust, and (iii) 50,000 shares are owned by Mrs. Barnett and Howard G. Barnett (her husband) as Trustees of the Florence L.J. and Howard G. Barnett Foundation, which shares are also included in the beneficial ownership of Howard G. Barnett (see note (8) above). Such Foundation is not a party to the Stockholders Agreement. Except for the shares held by such Foundation, Mrs. Barnett's ownership does not include shares beneficially owned by her husband, Howard G. Barnett (see note (8) above). Mrs. Barnett disclaims beneficial ownership of such shares.

(10) Of the 32,109 shares of Common Stock beneficially owned by Mr. Jones, (i) 22,634 shares are owned by him and Jenkin Lloyd Jones Jr. (Mr. Jones' son) as Co-Trustees of the Jenkin Lloyd Jones Revocable Inter Vivos Trust, which shares are also included in the beneficial ownership of Jenkin Lloyd Jones Jr. (see note (11) below), and (ii) 9,475 shares are owned by him as Trustee of the Jenkin Lloyd Jones Foundation. Such Foundation is not a party to the Stockholders Agreement.

(11) The ownership shown for Jenkin Lloyd Jones Jr. is derived as follows: (i) 104,688 shares of Common Stock owned by Jenkin Lloyd Jones Jr. and Carol B. Jones (his wife), as Co-Trustees of the Revocable Inter Vivos Trust of Jenkin Lloyd Jones Jr., (ii) 4,641 shares owned by Carol B. Jones and Jenkin Lloyd Jones Jr., as Co-Trustees of the Revocable Inter Vivos Trust of Carol B. Jones, (iii) 31 shares held by the T/SF Retirement Plan and allocated to Mr. Jones' account, and (iv) 22,634 shares owned by the Revocable Inter Vivos Trust of Jenkin Lloyd Jones, of which Jenkin Lloyd Jones and Jenkin Lloyd Jones Jr. are Co-Trustees, which shares are also included in the beneficial ownership of Jenkin Lloyd Jones (see note (10) above). The 4,641 shares owned by Carol B. Jones and Jenkin Lloyd Jones Jr., as Co-Trustees of the Revocable Inter Vivos Trust of Carol B. Jones are not subject to the Stockholders Agreement.

(12) Of the 61,209 shares of Common Stock beneficially owned by Mr. Jones, 2,194 shares are held by Mr. Jones as custodian for his daughter Alica Lloyd Jones, and 2,194 shares are held by Mr. Jones as custodian for his daughter Melissa Lloyd Jones. The shares held by Mr. Jones as custodian are not subject to the Stockholders Agreement. The stock ownership of Mr. Jones does not include shares held by his wife, Martha Jones (4,641 shares). Mr. Jones disclaims beneficial ownership of the shares held by his wife.

(13) Mr. Vaughan's stock holdings in the table include (i) 29,833 shares of Common Stock held by Midwest Resources, Inc., a private company of which Mr. Vaughan is president, and (ii) 3,639 shares of Common Stock held by Maverick Exploration, Inc., of which Mr. Vaughan owns 100 percent. The shares shown as owned by Mr. Vaughan exclude (i) 43,747 shares of Common Stock held by his wife, Nancy Swab Vaughan, directly, and (ii) 28,643 shares of Common Stock held by his wife as Co-Trustee of the Revocable Inter Vivos Trust of John T. Swab. Mr. Vaughan disclaims beneficial ownership in any such shares. The other trustee of the Revocable Inter Vivos Trust of John T. Swab is John Stephen Swab (son of Nancy Swab Vaughn).

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 20

     The transactions in T/SF's securities within the past 60 days by certain of the Reporting Persons are listed in Exhibit B attached hereto and incorporated herein by this reference. See the Fir Tree Schedule 13D for recent transactions in T/SF's securities by certain of the Fir Tree Stockholders.


               ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               --------------------------------------------------
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
             ------------------------------------------------------

     The information regarding the Stockholders Agreement and the Preferred Stock Purchase Agreement set forth in Item 4 above is incorporated in this Item 6 by reference. As noted under Item 5 above, certain of the Reporting Persons hold restricted shares of Common Stock and have been granted options under T/SF's 1994 Incentive Stock Plan and Incentive Stock Option Plan.


                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                   -----------------------------------------

     The following exhibits are filed herewith:

     Exhibit A -  Reporting Persons and Related Person

     Exhibit B -  Transactions in Common Stock within the past 60 days

     Exhibit C -  Stockholders Agreement dated as of July 1, 1997, among T/SF
                  Communications Corporation; Fir Tree Value Fund, L.P.; Fir Tree Institutional Value Fund, L.P.; Fir Tree Value Partners LDC; Tensing, L.L.C.; Howard G. Barnett, Jr.; Howard G. Barnett and Howard G. Barnett, Jr., Trustees UA June 22, 1976, FBO Howard G. Barnett Revocable Inter Vivos Trust; Howard G. Barnett, Jr. and Florence Lloyd Jones Barnett, Trustees UA June 22, 1996, Florence Lloyd Jones Barnett Revocable Inter Vivos Trust; Robert E. Craine, Jr.; J. Gary Mourton; Stuart P. Honeybone; Billie T. Barnett; Florence Lloyd Jones Barnett, Trustee UA March 18, 1996, Florence Lloyd Jones Barnett Charitable Remainder Unitrust; Jenkin Lloyd Jones, Trustee UA September 25, 1972, Jenkin Lloyd Jones Revocable Inter Vivos Trust; Jenkin Lloyd Jones Jr. and Carol B. Jones, Trustees UA July 3, 1985, Jenkin Lloyd Jones Jr. Revocable Inter Vivos Trust; David Lloyd Jones; Robert J. Swab; Martin A. Vaughan; Midwest Resources, Inc.; and Maverick Exploration, Inc.

     Exhibit D -  Preferred Stock Purchase Agreement dated as of July 1, 1997, among T/SF Communications Corporation, Tensing, L.L.C., Fir Tree, Inc. and Jeffrey Tannenbaum

     Exhibit E -  Joint Filing Agreement and Power of Attorney dated as of July
                  1, 1997, among Howard G. Barnett, Jr., Robert E. Craine, Jr.,
                  J. Gary Mourton, Stuart P. Honeybone, Billie T. Barnett, Howard G. Barnett, Sr., Florence Lloyd Jones Barnett, Jenkin Lloyd Jones, Jenkin Lloyd Jones Jr., David Lloyd Jones, Robert
                  J. Swab, and Martin A. Vaughan

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 21


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

     Dated:  July 11, 1997



/s/  Howard G. Barnett, Jr.                Florence Lloyd Jones Barnett*
---------------------------                -----------------------------
Howard G. Barnett, Jr.                     Florence Lloyd Jones Barnett


Robert E. Craine, Jr.*                     Jenkin Lloyd Jones*
----------------------                     -------------------
Robert E. Craine, Jr.                      Jenkin Lloyd Jones


J. Gary Mourton*                           Jenkin Lloyd Jones Jr.*
----------------                           -----------------------
J. Gary Mourton                            Jenkin Lloyd Jones Jr.


Stuart P. Honeybone*                       David Lloyd Jones*
--------------------                       ------------------
Stuart P. Honeybone                        David Lloyd Jones


Billie T. Barnett*                         Robert J. Swab*
------------------                         ---------------
Billie T. Barnett                          Robert J. Swab


Howard G. Barnett, Sr.*                    Martin A. Vaughn*
-----------------------                    -----------------
Howard G. Barnett, Sr.                     Martin A. Vaughn


*By: /s/ Howard G. Barnett, Jr.
    ---------------------------
     Howard G. Barnett, Jr.
     Attorney-in-Fact